[Reference Translation]
May 11, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Press Conference Regarding Financial Results for FY2010

Toyota Motor Corporation held a press conference regarding financial results for FY2010 (April 1, 2009 through March 31, 2010) today.  Please see the attached press release for the statement made at the beginning of the press conference.

May 11, 2010
Toyota Motor Corporation

Fiscal 2010 Earnings Announcement – Remarks by President Akio Toyoda

My name is Akio Toyoda, the president of Toyota Motor Corporation.  I would like to thank you for taking the time out of your busy schedules to be with us today.

First of all, looking back on fiscal 2010, as I described in June last year when I took over from my predecessor, I was setting sail into very challenging business conditions.  We had forecasted a significant loss for our operating results.

Under such circumstances, we have made many difficult decisions such as the termination of production orders for NUMMI and the withdrawal from the Formula One World Championship (F1).  Furthermore, it was a year of being constantly on alert due to the series of recall matters which caused concerns to you.

However, even in such a difficult period for Toyota, I am sincerely grateful to our dealers and suppliers who remained fully committed to providing as many cars as possible to customers, and to our employees as well as our overseas business operations for their efforts in working together so that the company will return to its normal state as soon as possible.  And finally, above all, I am sincerely grateful to more than 7 million customers around the world who newly purchased Toyota vehicles.

With respect to earnings, the details of which Mr. Ijichi, a senior managing director, will explain shortly, our operating income of 147.5 billion yen for the fiscal year ended March 31, 2010 was achieved thanks to every person who has supported Toyota, and we are deeply grateful for this support.  With respect to the year-end dividend, we plan to propose a dividend of 25 yen per share at this year’s general shareholders’ meeting. As a result, combined with the interim dividend of 20 yen per share, the annual dividend for the recently ended fiscal year will be 45 yen per share.

I feel that, given these earnings, we are finally standing at the starting line.  I believe that this fiscal year marks a truly fresh start for Toyota, and I would like to steer the helm towards new strategies for growth.

Going forward, Toyota aims to maintain sustainable growth by optimally distributing resources through identification of the areas where it would want to advance.  Toyota will progress by constantly checking not to overreach itself, and by balancing investment in future growth and improvement of the profit structure.

When I say “areas where we would want to advance,” I am referring in broad terms to the two areas of next-generation eco-cars and emerging countries.

First, with respect to next-generation eco-cars, we will work toward further improving our technology for hybrid vehicles and expanding the lineup of hybrid vehicle models.  Last year, we launched new models at an affordable price including the third-generation Prius and the Lexus HS250h.  Going forward, we plan to continue to actively introduce new models, such as the planned launch of the CT200h, a hybrid vehicle in the premium-brand compact segment.

In addition, with the commencement of sales of plug-in hybrid vehicles to the public scheduled for 2012, we want customers to feel familiar with these vehicles as we push forward next-generation eco-cars.

Furthermore, from a longer-term perspective, we believe that making efforts towards new environmental technologies such as smart grids utilizing plug-in hybrid vehicles and EV (Electronic Vehicles) is of vital importance.  Through Toyota’s participation in demonstration and experimental projects in various regions around the world including Rokkasho Village in Aomori Prefecture in Japan, Boulder City in Colorado in the United States, and Toyota City as announced last month, the Toyota Group will make efforts to put these technologies into practical use and aim for the realization of a low carbon society.

In addition to these environmental-technologies efforts, we want to provide customers with vehicles that emphasize “driving seasoning” and “the joy of automobiles” that customers find exciting, such as the compact FR sports car, FT-86 concept unveiled at the Tokyo Motor Show last year.

Now, I would like to explain Toyota’s strategies for emerging countries, such as China and India.

First of all, in China, where the economy is growing significantly, we intend to expand our product lineups and further develop production systems. We have been expanding our production capacity until now to meet the demands of our customers in China, and we have now decided to construct the new Changchun Plant, which is scheduled to commence production in the first half of 2012.  Further, we will establish a production system to meet the various needs of our customers in China, including the commencement of local production of the Camry Hybrid following the Prius.

For the Indian market, which is also expected to grow, we plan to launch the new model Etios.  This idea of not diverting a product to India that was originally developed for customers in Japan, the U.S. or Europe, but instead developing a car that will satisfy customers purchasing their first cars in India, is a new challenge for Toyota that focuses specifically on emerging economies.

While we plan to actively invest in emerging countries, we need to review our current product lineup in developed countries such as Japan, the U.S. and in Europe to meet the changes in market structure, and rebuild a flexible production system that is resistant to foreign exchange fluctuations.  By “STOPing and consolidating” (yosedome) the excess production facilities, we plan to optimize production ability globally.

Finally, since assuming my position, I have articulated to our employees the motto of “Always Better Cars.” By providing more customers safe and high-quality cars at affordable prices, more environmentally-friendly cars and exciting cars, we intend to grow continuously.  In this way, we intend to fulfill our mission of “contributing to society through the manufacture of automobiles” which is Toyota’s founding philosophy.  We ask for your continued support and guidance.